Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Grower's Secret, Inc.
2001 Clayton Road, Suite 200
Concord, CA 94520
https://www.growerssecret.com/

Up to $1,235,000.00 in Common Stock at $0.08
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Grower's Secret, Inc.
Address: 2001 Clayton Road, Suite 200, Concord, CA 94520
State of Incorporation: DE
Date Incorporated: March 31, 2011

Terms:

Equity

Offering Minimum: $20,000.00 | 250,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 15,437,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.08
Minimum Investment Amount (per investor): $350.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: As you are an investor, a friend or family member, or a vendor in Grower's Secret, Inc. you are eligible for additional 10% bonus shares.

Time-Based Perks:

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares.

Early Bird 2: Invest $2,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 3: Invest $5,000+ within the first 2 weeks | 15% bonus shares.

Early Bird 4: Invest $10,000+ within the first 2 weeks | 20% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks | 25% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 10% bonus shares.

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 8% bonus shares.

Amount-Based Perks:

$1000+ | Seed Investor: Invest $1000+ for 2% bonus shares.

$2,000+ | Starts Club: Invest $2,000+ for 4% bonus shares.

$5,000+ | Cultivator's Circle: Invest $5,000+ for 6% bonus shares.

$10,000+ | Harvester's League: Invest $10,000+ for 8% bonus shares + Q&A webinar with the executive team.

$25,000+ | Green Thumb Partner: Invest $25,000+ for 10% bonus shares + Q&A webinar with the executive team.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Grower's Secret, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $0.08/ share, you will receive 1,100 shares of Common Stock , meaning you'll own 1,100 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

"Grower's Secret, Inc. ("GSI " or the "Company") is a corporation organized under the laws of the state of Delaware. GSI manufactures, imports and distributes a patent pending formulation of organic nitrogen fertilizer. The Company's amino acid based "protein shake" is used by plants to stimulate growth more effectively at lower cost. In addition, compared to synthetic nitrogen fertilizer, GSI's products naturally enriches, rather than damages, soil and are non-toxic and environmentally friendly with no leaching into groundwater. About 50% of synthetic nitrogen fertilizer leaches through the topsoil and into the water table and ultimately into oceans. The severe environmental impact of the continued use of this type of toxic fertilizer has led to growing demand for safe, non-toxic organic solutions. The organic nitrogen fertilizer market is projected to grow at a 10-year CAGR of 6%, reaching $22 billion by 2034. GSI is well positioned to participate in fulfilling this demand. While focusing today on selling mostly imported products from Asia to some of the largest US agricultural distributors, GSI aims to pivot to manufacturing its products domestically to eliminate import costs, tariff uncertainty and improve profit margins.

Corporate History

Grower's Secret, Inc. was originally founded in 1998 as an LLC in the state of Hawaii and was converted to a Delaware C corporation in 2011.

The Company's Intellectual Property ("IP")

The Company has filed a provisional patent in December 2023 and a utility patent in December 2024 with the USPTO for its organic nitrogen fertilizer and methods of making the same. In addition, GSI has filed an initial international PCT filing in December 2024 for the same IP.

Competitors and Industry

The global nitrogen fertilizer market, consisting of both synthetic and organic forms, is estimated to range between $70 billion to $115 billion per year as of 2024. A subset of this market, the organic nitrogen market, is currently estimated at $13 billion per year (2025) and is projected to grow at 6% CAGR, reaching $22 billion by 2034*. *Source: lhttps://www.precedenceresearch.com/organic-fertilizers-market

The largest global suppliers of all forms of nitrogen fertilizer include Nutrien, Yara International, CF Industries and Eurochem. Companies focused entirely on organic fertilizer include Sustane Natural Fertilizer, True Organic Products,, Down to Earth, Espoma and Vericorp Organics.

Current Stage and Roadmap

GSI spent its initial 11 years developing a regenerative patent pending organic nitrogen manufacturing process. Upon commercialization starting in 2011, the Company generated revenue growth through 2022 at a 51% CAGR. In 2023, heavy rains and flooding, primarily in California, dampened demand for fertilizer and GSI's revenue declined (by 35%) for the first time since 2011. Revenue in 2024 fell another 50% due to continued fallout from the 2023 rains and the lack of working capital to build inventory to meet recovering demand during the latter half of the year.

The Company's efforts for the next few years will be focused on pivoting to building a domestic pilot manufacturing plant utilizing its patent pending production process. By bringing manufacturing closer to its customers in the US, GSI will avoid the impact of tariffs and delivery delays resulting from offshore manufacturing and lower product costs for its customers.

The Team

Officers and Directors

Name: Chaz Berman

Chaz Berman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Director
  Dates of Service: September, 2009 - Present
  Responsibilities: Head of company

Name: Kirk Misaka

Kirk Misaka's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: January, 2025 - Present
  Responsibilities: Oversight over all financial and administrative functions

Other business experience in the past three years:

- Employer: Dictum Health, Inc.
  Title: CFO
  Dates of Service: March, 2018 - January, 2025
  Responsibilities: CFO oversight for accounting and finance

Name: Albert Pleus

Albert Pleus's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: February, 1998 - Present
  Responsibilities: Chairman of the Board

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided

regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in this Offering. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations which could cause an investor to lose all or a portion of their investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the

value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

History of Losses and Ability to Continue as a Going Concern

The Company has a history of losses and may not achieve profitability. Even during the year the Company reached its peak revenue in 2022, the Company incurred an operating loss. The Company experienced a net loss of $2,029,000 and $2,024,000 for the years ended on December 31, 2024 and 2023, respectively, and had a stockholders' deficit of $5,059,000 on December 31, 2024. The Company plans to continue raising capital to fund operations until the Company can achieve positive recurring operating cash flows. There can be no assurance that, in the event the Company requires additional capital, such financing will be available at terms acceptable to the Company, if at all. Failure to generate sufficient cash flows from operations, raise additional capital, resolve the tariff dispute disclosed in the Company's financial statements on favorable terms, or reduce discretionary spending could have a material adverse effect on the Company's ability to achieve its intended business objectives. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Uncertainty Related to Tariff Policies, Product Classifications, and Changing Trade Regulations Could Adversely Affect Our Business, Results of Operations, and Financial Condition.

The Company is subject to the risks of rapidly changing trade policies and tariff regimes, particularly those affecting imports from China and other countries. Many of the Company's products or components are imported and may be subject to tariffs depending on how they are classified under the Harmonized Tariff Schedule. The classification of products can be subjective, and there is a risk that U.S. Customs and Border Protection (CBP) or other regulatory authorities could challenge or change the classification of our products, resulting in the imposition of higher duties or penalties. In addition, tariff rates and product inclusion lists have been subject to frequent and unpredictable changes, often with limited notice, making it difficult to forecast costs, establish pricing, or ensure compliance. Retaliatory tariffs by other countries and ongoing reviews by the Office of the United States Trade Representative (USTR) further contribute to this uncertainty. If tariffs increase, or if the Company's products are reclassified into categories subject to higher duties, the Company's costs could increase significantly. The Company may not be able to pass these costs on to its customers, which could negatively impact its gross margins, competitiveness, and overall financial results. Moreover, continued uncertainty around trade and tariff policy may require changes to the Company's supply chain, sourcing, or pricing strategies, all of which could involve significant operational and financial burdens.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Use of Proceeds

If the target offering amount is met, the company intends to allocate the proceeds primarily toward general working capital and building inventory stock. A portion will also be used for legal compliance and administrative overhead.

Customer Concentration

We have derived a significant portion of our revenues from our top five customers. For the year ended December 31, 2024, revenue derived from our top five customers accounted for approximately 55.6% of our total revenue. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers. In addition, revenues from these larger customers may fluctuate from time to time based on the demand from their customers. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our products which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations.

Projections: Forward Looking Information

Certain statements and other information included in this document constitute "forward-looking information" or "forward-looking statements" (collectively, "forward- looking statements") under applicable securities laws (such statements are often accompanied by words such as "anticipate", "forecast", "expect", "believe", "may", "will", "should", "estimate", "project", "intend" or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: GSI's business strategies, plans, prospects and opportunities; GSI's market outlook for 2025 and beyond and the projections and expectations related thereto; expectations regarding our capital allocation strategies, reliability and efficiency of our assets, maintaining a strong and flexible balance sheet; our ability to advance strategic priorities; capital spending expectations for 2025 and beyond, including spending related to advancement of proprietary products; expectations regarding our ability to generate cash flow and return capital to our shareholders, expectations that internally generated cash flow, as supplemented by new and existing financing sources, will be sufficient to meet our anticipated future cash requirements; our expectations for market conditions, fundamentals and trends in 2025 and beyond, including agriculture and crop nutrient markets and global energy supply, the anticipated supply and demand for our products and services, expected market, industry and growing conditions, production volumes and expenses, shipments, consumption, prices, operating rates, the impact of seasonality, import and export volumes, tariffs, trade or export restrictions, economic sanctions and restrictions, operating rates, inventories, crop development; expectations concerning future product offerings; expectations regarding environmental compliance requirements and costs; the negotiation of sales and other contracts, including the expiry of existing contracts; and expectations in connection with our ability to deliver long-term returns to shareholders. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, the assumptions set forth below are not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. Key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives that we will conduct our operations and achieve results of operations as anticipated; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, product distribution agreements, availability, inventory levels, exports, tariffs, including general or retaliatory tariffs, trade restrictions, international trade arrangements, crop development and cost of labor and interest, exchange and effective tax rates; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access capital markets for additional sources of financing; our ability to successfully negotiate sales and other contracts; and our ability to successfully implement new initiatives and programs. Events or circumstances could cause actual results to differ materially from those in the forward-looking statements. With respect to our business generally and our ability to meet other targets, commitments, goals, strategies and related milestones and schedules disclosed in this document, such events or circumstances include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives or results of operations; seasonality; climate change and weather conditions, and impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including in respect of general or retaliatory tariffs, export restrictions and climate change initiatives), government ownership requirements, and changes in environmental, tax, antitrust, and other laws or regulations and the interpretation thereof; trade restrictions, including the imposition of any tariffs, or other changes to international trade arrangements; the effects of current and future international trade agreements or other developments affecting the level of global trade; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; the risk that rising interest rates and/or deteriorated business operating results; risks related to reputational loss; the ability to attract, engage and retain skilled employees; geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments, including risks associated with disclosure thereof. The forward-looking statements in this document are made as of the date hereof and GSI disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable US federal securities laws. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute our products, leading to lost revenue or increased costs. Products that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings."

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, production, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Yvonne G. King Trust	10,000,000	Common Stock	13.1%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 15,437,500 of Common Stock.

Common Stock

The amount of security authorized is 125,000,000 with a total of 112,307,430 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 20,956,180 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 5,693,935 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 9,306,065 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Distribution rights and preferences: Common stockholders are entitled to receive distributions on a pro-rata basis after satisfaction of any liquidation preferences of preferred stock (if applicable). No preferential distribution rights.

Liquidation rights and preferences: Common stockholders are entitled to receive pro-rata distribution of remaining assets upon liquidation after payment of debts and any liquidation preferences of preferred stock (if applicable). No preferential liquidation rights.

Dividend rights: Common stockholders are entitled to receive dividends when, as, and if declared by the Board of Directors, subject to any preferential dividend rights of preferred stock (if applicable).

Convertible Note

The security will convert into Series a preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,394,795.20
Maturity Date: December 31, 2026
Interest Rate: 12.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Holder's election

Material Rights

Principal and accrued interest calculated as of 6/30/25

The note accrued no regular interest prior to maturity and accrued interest at a rate of 12% per annum upon extension of the maturity date. The note initially matured on November 5, 2018 and has been extended several times. The note was unsecured and subordinated to other indebtedness of the Company. The outstanding principal and accrued interest are convertible, at the election of the holder, into shares of the Company's capital stock in accordance with the terms of the note. The Company could prepay the note at any time without premium or penalty upon five business days' written notice. The note was governed by Delaware and Hawaii law and included standard provisions regarding events of default, transfer restrictions, confidentiality, and attorney's fees.

Convertible Note

The security will convert into Series a preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $424,528.38
Interest Rate: 5.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Holder's election

Material Rights

Principal and accrued interest calculated as of 6/30/25

The note bears interest at a rate of 5% per annum on the outstanding principal balance and is unsecured and subordinated to other indebtedness of the Company. In the event of default, the interest rate increases to 15% per annum. The Company may prepay the note in whole or in part without premium or penalty upon one day's advance written notice to the holder. The outstanding principal and accrued interest are convertible, at the election of the holder, into shares of the Company's capital stock in accordance with the terms of the note. The note contains standard provisions regarding events of default, transfer restrictions, and confidentiality. In connection with this note, the Company entered into a Security Interest Addendum granting the holder a security interest in certain membership interests of GSI Holdings, LLC to secure repayment obligations. On June 30, 2019, Mr. Pleus assigned the note and related rights to Janyce Mitchell pursuant to a transfer agreement.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $414,246.57
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Holder's election

Material Rights

Principal and accrued interest calculated as of 6/30/25

The note bears interest at a rate of 10% per annum on the outstanding principal balance, and upon an event of default, the rate increases by an additional 5% to 15% per annum. The note matures on February 12, 2027, unless earlier converted or prepaid. The note is unsecured and may be prepaid by the Company at any time without premium or penalty upon one day's written notice to the holder. The holder may elect to convert the outstanding principal and accrued interest into shares of the Company's common stock at a conversion price of $0.10 per share. The note includes customary provisions relating to transfer restrictions, events of default, confidentiality, and attorney's fees.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 454,545
  Use of proceeds: Working capital
  Date: November 07, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $89,500.00
  Number of Securities Sold: 358,000
  Use of proceeds: Working capital
  Date: September 30, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $400,000.00
  Use of proceeds: Working capital
  Date: February 12, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $7.71 million compared to $3.85 million in fiscal year 2024. The Company's lack of sufficient working capital to build steady inventory flow prevented its ability to fulfill customer orders as demand began to recover during the second half of the year. At year end 2024, the Company had a backlog of sales orders of approximately $3 million.

Cost of Sales

Cost of Sales for fiscal year 2023 was $4.91 million compared to $3.76 million in fiscal year 2024. Customs, duties and freight costs in 2024 amounted to $888k or 23.0% of revenue compared to $337k or 4.4% of revenue in 2023 due rising tariff and shipping costs of imports from Asia. In addition, 2024 saw higher inventory adjustments stemming from inventory write downs and higher COGS related labor costs.

Gross Margins

Gross margins for fiscal year 2023 were $2.8 million (36.3% of revenue) compared to $99k (2.6% of revenue)in fiscal year 2024. The reduction in gross profit margin was due to the higher customs, duties and freight costs and higher inventory adjustments and COGS labor costs mentioned above.

Expenses

Expenses for fiscal year 2023 were $4.7 million compared to $3.9 million in fiscal year 2024.

Due to the decline in revenue, the company reduced sales and marketing and general administrative expenses, primarily by reducing headcount and other payroll related expenses.

Historical results and cash flows:

The Company is currently in the return to growth stage as market demand continues to recover. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because, subject to securing sufficient funding, the Company expects to return to revenue growth and improved margins. Past cash was primarily generated through sales, equity investments, and short term loans. Our goal is to secure sufficient funding to fulfill the existing backlog of customer orders, capture additional new revenue and return to pre-2023 growth levels.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company's cash on hand and access to affordable credit is very limited. We will be reliant on raising equity capital via this offering and subsequently hope to secure additional credit under reasonable terms.

As of October 2025, the Company has capital resources available in the form of $40,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to purchase inventory to fulfill the existing backlog of customer orders and to support capturing new sales as market demand recovers.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, nearly 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises only the minimum offering amount, we anticipate the Company will be able to operate for approximately 2 months. This is based on a current monthly burn rate of $100,000 for expenses related to payroll, payroll related expenses and other fixed recurring expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 6 months. This is based on a current monthly burn rate of $100,000 for expenses related to payroll and other fixed recurring expenses with the balance allocated to purchasing inventory to fulfill the existing backlog of customer orders.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional sources of capital including inventory financing and other forms of revolving credit.

Indebtedness

- Creditor: Chaz Berman (CEO, Board Member)
  Amount Owed: $203,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2025

- Creditor: Albert Pleus (Board Member)
  Amount Owed: $217,000.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2025

- Creditor: Lawrence J. Taff
  Amount Owed: $1,349,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2026
  Convertible into Series A Preferred Stock at $1.25 per share

- Creditor: Bryan and Karen Hiramoto
  Amount Owed: $156,000.00
  Interest Rate: 1.0%
  Maturity Date: December 31, 2025

- Creditor: Clif Purkiser
  Amount Owed: $222,000.00
  Interest Rate: 16.0%
  Maturity Date: August 31, 2026

- Creditor: Wesley Chun
  Amount Owed: $89,000.00
  Interest Rate: 1.0%
  Maturity Date: January 01, 2025

- Creditor: Janyce Mitchell
  Amount Owed: $256,000.00
  Interest Rate: 5.0%

- Creditor: Kim Miller
  Amount Owed: $247,000.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2025

Related Party Transactions

- Name of Person: Chaz Berman
  Relationship to Company: CEO, board member
  Nature / amount of interest in the transaction: $203,000
  Material Terms: $203,000 comprised of accrued interest of $53,000 on short term loan of $150,000

- Name of Person: Albert Pleus
  Relationship to Company: Board member
  Nature / amount of interest in the transaction: $217,000
  Material Terms: $217,000 comprised of principal of $210,000 and accrued interest of $7,000

Valuation

Pre-Money Valuation: $8,984,594.40

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,233,570.15 (principal and interest calculated as of 6/30/2025) in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Recurring operating expenses and inventory
  92.5%
  Recurring operating expenses (payroll, payroll related expenses and other fixed recurring expenses) and inventory

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Recurring operating expenses and inventory
  91.0%
  Recurring operating expenses (payroll, payroll related expenses and other fixed recurring expenses) and inventory

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.growerssecret.com/ (www.growerssecret.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/growers-secret

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Grower's Secret, Inc.

[See attached]



Grower's Secret, Inc.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Grower's Secret, Inc., Management

We have reviewed the accompanying consolidated financial statements of Grower's Secret, Inc. (the Company) which comprise the consolidated balance sheets as of December 31, 2024 & 2023 and the related consolidated statements of operations, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
July 29, 2025

GROWER'S SECRET, INC.

(Amounts in thousands)

CONSOLIDATED BALANCE SHEETS

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	160	1,250
Accounts Receivable		29	405
Inventory		6	1,490
Other Current Assets		488	87
Total Current Assets		683	3,232
Non-Current Assets:			
Other Receivables		888	1,019
Right of Use Assets		102	424
Other Non Current Assets		18	31
Total Non-Current Assets		1,008	1,474
TOTAL ASSETS		**1,691**	**4,706**
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	1,758	1,524
Accrued Liabilities		692	924
Inventory loan		-	479
Current Lease Liability		36	180
Current Due to Related Parties		2,655	2,376
Other Current Liabilities		54	103
Total Current Liabilities		5,195	5,586
Non-Current Liabilities:			
Non-Current Due to Related Parties		222	-
Non-Current Lease Liability		65	231
Warrant Liability		273	2,202
Other Non Current Liabilities		995	31
Total Non-Current Liabilities		1,555	2,464
TOTAL LIABILITIES		6,750	8,050
EQUITY			
Common Stock	$	76	76
Additional Paid In Capital		31,473	30,960
Retained Earnings/(Deficit)		(36,608)	(34,380)
TOTAL EQUITY		(5,059)	(3,344)
TOTAL LIABILITIES AND EQUITY	$	**1,691**	**4,706**

See Accompanying Notes to these Unaudited Consolidated Financial Statements

GROWER'S SECRET, INC.
(Amounts in thousands)
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Sales	$	3,855	7,714
Cost of Goods Sold		3,756	4,913
Gross Profit		99	2,801
Operating Expenses			
Research and Development	$	384	368
Selling and Marketing		665	1,043
General and Administrative		2,918	3,326
Total Operating Expenses		3,967	4,737
Total Loss from Operations		(3,868)	(1,936)
Other Income (Expense)			
Other Expenses	$	(10)	(5)
Interest Expense		(298)	(236)
Changes in Fair Value of Warrants		1,947	1,133
Fair Value of Warrants Issued		-	(980)
Total Other Income (Expense)		1,639	(88)
Net Income (Loss)	$	(2,229)	(2,024)

See Accompanying Notes to these Unaudited Consolidated Financial Statements

GROWER'S SECRET, INC.

(Amounts in thousands except number of shares)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional	Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	Paid-in Capital	(Deficit)	Equity
Beginning balance at January 01, 2023	75,896,705	76	30,248	(32,355)	(2,031)
Issuance of Common Stock	-	-	-	-	-
Stock Based Compensation	-	-	712	-	712
Net income (loss)	-	-	-	(2,024)	(2,024)
Ending balance at December 31, 2023	75,896,705	76	30,960	(34,379)	(3,343)
Issuance of Common Stock	454,545	-	100	-	100
Additional Paid-in Capital	-	-	-	-	-
Stock Based Compensation	-	-	413	-	413
Net income (loss)	-	-	-	(2,229)	(2,229)
Ending balance at December 31, 2024	**76,351,250**	**76**	**31,473**	**(36,608)**	**(5,059)**

See Accompanying Notes to these Unaudited Consolidated Financial Statements

GROWER'S SECRET, INC.
(Amounts in thousands)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income (Loss)	$	(2,229)	(2,024)
Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:			
Bad Debt Expense		383	14
Stock Based Compensation		413	712
Non Cash Income - changes in FV of warrant liability		(1,947)	(1,133)
Non Cash Expense - stock warrants		18	980
Operating lease - net effect		13	12
(Increase)/Decrease in Assets:			
Receivables		124	368
Inventory		1,484	445
Other Assets		(388)	(29)
Increase/(Decrease) in Liabilities:			
Accounts payable and other liabilities		917	283
Total Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:		1,017	1,652
Net Cash provided by (used in) Operating Activities		(1,212)	(372)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of equipments	$	-	-
Net Cash provided by (used in) Investing Activities		-	-
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds (Payments) of Notes Payable	$	(257)	279
Proceeds (Payments) of Loan from Related Party		279	363
Proceeds from stock issuance		100	-
Net Cash provided by (used in) Financing Activities		122	642
Cash at the beginning of period		1,250	980
Net Cash increase (decrease) for period		(1,090)	270
Cash at end of period	$	**160**	**1,250**

See Accompanying Notes to these Unaudited Consolidated Financial Statements

GROWER'S SECRET, INC.
(Amounts in thousands)
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2024
$USD

NOTE 1 - DESCRIPTION OF ORGANIZATION AND OPERATION

Nature of Business

Grower's Secret, Inc., ("the Company") was founded as a Delaware C corporation in the Hawaiian Islands in 1998, under the name of ABR, LLC. On April 1, 2011, the Company was converted to a Delaware corporation and renamed Grower's Secret, Inc. The Company is a life science entity that has invented and patented a unique bio-growth stimulant. Currently, this product is being marketed through diversified channels in the United States for use in home gardens, advanced hydroponic and agricultural applications.

Since its incorporation, the Company has expanded its product lines from two to seven products. The Company distributes its products to two primary markets: retail sales and commercial agriculture sales. The Company has one legal subsidiary, Craggy Green Hills LLC, which is used for importation purposes. All intercompany transactions have been eliminated in consolidation.

The Company plans to conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Going Concern

The consolidated financial statements of the Company are prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. The Company experienced a net loss of $2,229 and $2,024 for the years ended on December 31, 2024 and 2023, respectively, and had a stockholders' deficit of $5,059 on December 31, 2024. The Company plans to continue raising capital to fund operations until the Company can achieve positive recurring operating cash flows. There can be no assurance that, in the event the Company requires additional capital, such financing will be available at terms acceptable to the Company, if at all. Failure to generate sufficient cash flows from operations, raise additional capital, resolve the tariff dispute discussed in Note 7 on favorable terms, or reduce discretionary spending could have a material adverse effect on the Company's ability to achieve its intended business objectives. These factors raise substantial doubt about the Company's ability to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

The following is a summary of significant accounting policies used in preparing the consolidated financial statements:

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires estimates and judgments that affect the reported amounts of assets and liabilities, net sales and expenses, and the related disclosures. Estimates are based on historical experience, knowledge of economic and market factors, and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Comprehensive Income

The Company has no comprehensive income (loss) other than net income (loss).

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") *Topic 606 ("ASC 606"), Revenue from Contracts with Customers.*

ASC 606 prescribes a five-step process governing contract revenue reporting which includes:

1. Identifying the contract(s) with customers;
2. Identifying the performance obligations in the contract;
3. Determining the transaction price;
4. Allocating transaction price to the performance obligations in the contract; and
5. Recognizing revenue when or as the performance obligation is satisfied.

The underlying principle of the ASC 606 is that a business or other organization will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services.

The Company has valid contracts with its customers. The Company identifies certain performance obligations in the contract. Accordingly, in a typical contract, the Company identified one key performance obligation that is product sales of fertilizers. The transaction price is the price listed in the agreement for each product sold. The allocated transaction price is identified by the Company and revenue is recognized when the product is shipped to the customer or made available for customer pick- up, if requested by the customer.

Sales are recognized when the Company has persuasive evidence of an agreement, prices are fixed and determinable, the product is shipped to the customer and title passes to the customer, and collection is reasonably assured. Revenue is recorded net of sales returns, discounts and allowances. Amounts billed to distributors for shipping are recorded as revenues. The Company records its shipping costs for products delivered to customers in cost of sales. The Company has no contract assets other than accounts receivable, net. The Company has no contract liabilities.

Cost of Goods Sold

Cost of goods sold consists primarily of materials like plant growth enhancers, fertilizers and other supplements and the costs related to the production, including employee compensation, other employee-related expenses and allocable manufacturing overhead costs.

Cash and Cash Equivalents

All highly liquid instruments purchased with a maturity of three months or less at the time of purchase are considered to be cash equivalents. The Company maintains all cash in bank deposit accounts at two major financial institutions, which at times may exceed the federally insured limits. The Company closely monitors its cash and cash equivalents and has not experienced any losses on these accounts.

As of December 31, 2024, and December 31, 2023, the Company has no cash equivalents.

Accounts Receivable and Allowance for Credit Losses

Accounts receivables are initially recorded at cost, any interest earned is accreted to the balance as earned. Losses from uncollectible accounts receivables are provided for in the consolidated financial statements and consistently have been within the allowance provided. The allowance for credit losses is based on the Company's assessment of the collectability of accounts receivable. The Company maintains a provision for credit losses for estimated losses resulting from the inability of its customers to make required payments. The Company calculates expected losses on a pool basis for trade receivables that have similar characteristics. Additions to the estimated provision are based on factors such as historical write-off percentages, the current business, and economic environment indicators that may cause the Company's historical write-off percentages to differ from future expected loss estimates. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to the provision for credit losses. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the provision for credit losses and a reduction of trade accounts receivable.

The Company had $873 and $523 as allowance for credit losses as of December 31, 2024 and 2023, respectively. The Company also recorded $383 and $14 of bad debt expenses for the years ended December 31, 2024 and 2023, respectively.

Accounts receivables are classified as current and non-current. The $873 and $523 of the allowance for credit losses as of December 31, 2024 and 2023, is attributable to the non-current portion. The non-current portion is due from a customer who the Company has provided extended payment terms to in connection with an agreement to jointly develop a new product whose delivery to the Company for sales to third parties would reduce the long-term receivable. This work is ongoing and there is no certainty as to its success. Approximately 60% and 30% of the gross receivable due from the customer is reserved for as of December 31, 2024 and 2023.

Inventories

Inventories primarily consist of plant growth enhancers, fertilizers, and supplements. Inventories are stated at the lower of cost (on the first-in, first-out basis) or net realizable value, and include raw materials and finished goods. Finished goods include raw materials, labor and allocable overhead costs.

Property and Equipment

The Company capitalizes purchased equipment of over $2.5 with lives greater than one year. Equipment is stated at cost less accumulated depreciation. The cost of repair and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in operations. Depreciation is computed using the straight- line method over the estimated useful lives of the assets.

Estimated Useful Life:

	Years
Laboratory equipment	5
Office equipment	3
Warehouse equipment	5

Accounts Payable and Accrued Expenses

Accounts payable consists of amounts due to trade creditors related to the Company's core business operations. These payables include amounts owed to vendors and suppliers for items such as inventory and other raw materials. The remaining balance of other accrued liabilities includes items such as tariffs, income taxes, and employee-related costs, including payroll, and benefits.

Income taxes

The Company accounts for income taxes using an asset and liability approach, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between consolidated financial statements carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

In accordance with the applicable authoritative guidance, the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained based solely on their technical merits as of the reporting date. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized.

The Company considers many factors when evaluating and establishing its tax positions and tax benefits, which may require periodic adjustments that could result in the recognition of additional tax benefits or additional charges to the tax provision and may not accurately reflect actual outcomes. As of December 31, 2024 and 2023, the Company has no significant uncertain tax positions.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to its financial results. In the event the Company has such an assessment from a taxing authority, it is its accounting policy to recognize any interest and penalties as a component of income tax expense.

Accounting for Stock-Based Compensation

The Company measures equity classified stock-based awards granted to employees, directors, and non-employees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. This valuation model for stock- based compensation expense requires us to make assumptions and judgments about the variables used in the calculation including the expected dividend rate, term, the volatility of the Company's common stock, and an assumed risk-free interest rate. As a result, if we revise our assumptions and estimates, our stock-based compensation expense could change. These assumptions include:

Dividend Rate - The expected dividend rate was assumed to be zero, as we have not previously paid dividends on common stock and have no current plans to do so.

Expected Volatility - The expected volatility was derived from the historical stock volatilities of several public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock option grants.

Risk-Free Interest Rate - The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon

U.S. Treasury notes with maturities approximately equal to the option's expected term.

Expected Term - The expected term represents the period that our stock options are expected to be outstanding. The expected term of option grants that are considered to be "plain vanilla" are determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For other option grants not considered to be "plain vanilla", we determined the expected term to be the contractual life of the options.

Forfeitures   - The Company accounts for forfeitures when they occur.

Fair Value of Financial Instruments

The fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to their short-term nature. The carrying value of related party notes payable approximate fair value based on financing available to the Company under similar terms.

The Company defines fair value as the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The Company follows US GAAP guidance that has a three-level hierarchy for fair value measurement based upon the transparency of inputs to the valuation of the asset or liability as of the measurement date. Instruments with readily available actively quoted prices, or for which fair value can be measured from actively quoted prices in an orderly market, will generally have a higher degree of market price transparency and a lesser degree of judgement used in measuring fair value.

The three levels are defined as follows:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities as of the measurement date. The types of instruments which would generally be included in Level 1 include listed equity securities.

Level 2 - Inputs are observable for the asset and liability, either directly or indirectly, as of the measurement date, but are other than quoted prices in active markets as in Level 1. The types of instruments which would generally be included in this category include unlisted derivative financial instruments and fixed income investments.

Level 3 - Inputs are unobservable for the instrument and include situations where there is little, if any, market activity for the instrument. The inputs into the determination of fair value require significant judgement or estimation by the reporting entity. The type of instruments which would generally be included in this category include privately held instruments, partnership interests and similar interests, and beneficial interests in trusts held by others.

The Company's stock warrants are determined to be liability instruments and valued using Level 3 inputs. The Company uses a Black-Scholes valuation model to estimate the fair value of warrants issued. In using this model, the Company makes certain assumptions about risk-free interest rates, dividend yields, volatility and expected term of the warrants. Risk-free interest rates are derived from the yield on U.S. Treasury debt securities. The expected dividend yield is zero, as the Company does not anticipate paying a dividend within the relevant time frame. Volatility is derived from the historical volatility of comparable public entities. The expected term of the warrants is based on the time to expiration of the warrants from the date of measurement.

Advertising Costs

Advertising production costs are expensed as incurred. Advertising expenses for the years ended December 31, 2024 and 2023 was approximately $3 and $43, respectively, and are included in selling and marketing expenses on the consolidated statements of operations.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued *ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments"* and subsequent updates. ASU 2016-13 changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The new guidance replaces the current incurred loss approach with an expected loss model. The new expected credit loss impairment model will apply to most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, loans, held-to-maturity debt instruments, net investments in leases, loan commitments and standby letters of credit. Upon initial recognition of Topic 326, the expected credit loss model requires entities to estimate the credit losses expected over the life of an exposure (or pool of exposures). The estimate of expected credit losses should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments. Financial instruments with similar risk characteristics should be grouped together when estimating expected credit losses. ASU 2016- 13 does not prescribe a specific method to make the estimate, so its application will require significant judgment. The Company was required to adopt Topic 326 effective January 1, 2023. There was no significant impact of the adoption.

In August 2020, the FASB issued *ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40):* Accounting for convertible instruments and contracts in an entity's own equity. The ASU simplifies accounting for convertible instruments by removing certain separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and it revises the guidance in *ASC 260, Earnings Per Share*, to require entities to calculate diluted earnings per share for convertible instruments by using the if-converted method. The amendments are effective for the Company beginning January 1, 2024, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company early adopted this standard on January 1, 2021, which had the impact of simplifying the accounting for certain convertible instruments from the adoption date forward.

NOTE 3 - INVENTORIES

Inventories consisted of the following as of:

	December 31,	
	2024	2023
Raw Materials	$ -	$ 242
Finished Goods	424	1,248
	424	1,490
Less: Inventory Reserve	(418)	0
Inventory, net	$ 6	$ 1,490

During 2024, $418 of finished goods inventory was discontinued and included in cost of sales on the Consolidated Statement of Operations.

NOTE 4 - OTHER ASSETS

Prepaid expenses and other current assets consisted of the following as of:

	December 31,	
	2024	2023
Prepayments	$ 488	$ 87
Total Other Current Assets	488	87
Security Deposit	18	31
Total Other Non-Current Assets	$ 18	$ 31

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of:

	December 31,	
	2024	2023
Laboratory Equipment	$ 59	$ 59
Office Equipment	6	6
Warehouse Equipment	6	6
	71	71
Accumulated Depreciation	(71)	(71)
Property and Equipment, net	$ -	$ -

NOTE 6 - NOTES PAYABLE

As of December 31, 2024, and 2023, notes payable and accrued interest totaled $2,877 and $2,855, respectively owed to shareholders and third party. As of December 31, 2024, future minimum principal payments included $1,755 due in 2025, $192 due in 2026.

Notes payable consisted of the following as of:

	December 31,	
	2024	2023
Due to Related Parties	$ 2,877	$ 2,376
Third Party Notes	-	479
Total Notes Payable	$ 2,877	$ 2,855

The Company had a beginning balance of $2,855 in notes payable for the year ended December 31, 2024 and received additional loans of $279 during the year. During the year, the Company repaid $257 by cash repayment. The interest rates ranged from 1% to 15% and the interest expense for the year ended December 31, 2024, was $298. As of December 31, 2024, $2,655 of the notes payable were short term in nature, and $222 was long term. As of December 31, 2024, two of the notes payable included a conversion option.

The Company had a beginning balance of $2,213 in notes payable for the year ended December 31, 2023 and received additional loans of $642 during the year.

The interest rates ranged from 1% to 6% and the interest expense for the year ended December 31, 2023, was $236. As of December 31, 2023, the total $2,855 notes payable were short term in nature. As of December 31, 2023, two of the notes payable included a conversion option.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases certain office space and warehouse facilities under operating leases expiring in various years through 2027. Certain leases require periodic increased rental payments, generally related to changes in consumer price index. Certain leases are month to month. Total rental and lease expense under operating leases was $206 and $293 for the years ended December 31, 2024, and 2023, respectively, and is included in general and administrative expenses on the consolidated statements of operations.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of- use assets and short-term and long-term operating lease liabilities in the balance sheets. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses a risk free rate of return. At the adoption of the standard ASC 842 the weighted average discount rate used was 3.75%. The operating lease right-of-use assets also include any lease payments made at or before the commencement date and are reduced by any lease incentives received.

The Company's lease terms may include options to extend or not terminate the lease when it is reasonably certain that it will exercise any such options.

The Company's most significant operating leases are for office and warehouse facilities. For all operating leases, the Company has elected the practical expedient permitted under Topic 842 to combine lease and non-lease components. As a result, non-lease components, such as common area or equipment maintenance charges, are accounted for as a single lease element. Fixed lease expense payments are recognized on a straight-line basis over the lease term. Variable lease payments vary because of changes in facts or circumstances occurring after the commencement date, other than the passage of time. Certain of the Company's operating lease agreements include variable payments that are passed through by the landlord, such as insurance, taxes, and common area maintenance. Variable payments are deemed immaterial, expensed as incurred, and included within rent expense under general and administrative expense.

Future minimum lease payments required under operating leases as of December 31, 2024, are as follows:

Maturity Analysis		Operating
2025-12	$	40
2026-12		40
2027-12		27
Thereafter		-
Total undiscounted cash flows		107
Less: present value discount		(6)
Total lease liabilities	$	101

Contingencies

From time to time, the Company is involved in various legal matters and proceedings concerning matters arising in the ordinary course of business. The Company is not currently a party to any pending legal proceedings other than routine litigation incidental to the business. The Company expects that these matters will be resolved without having a material adverse effect on its result of operations or financial condition. The Company maintains liability insurance against risks arising out of its normal course of business.

The Company determined that it may owe additional tariffs on imported products based on the Company's interpretation of U.S. rules and regulations related to tariffs. The potential liability relates to the rate applied to imported products which can vary across import categories. The Company performed an evaluation of its exposure and determined that it may owe additional tariffs totaling approximately $1,574 through the approximate date of this report, of which approximately $1,078 relates to applying a higher rate to product imported prior to December 31, 2023, and approximately $496 relates to products imported during the year ended December 31, 2024. The Company has initiated litigation as a plaintiff which is now pending before the U.S. Court of International Trade in *Craggy Green Hills LLC v. United States*. The purpose of this litigation is to arrive at a definitive conclusion from the United States regarding the appropriate tariffs to use. We are currently unable to predict the timing of the conclusion of this matter. The Company has not recorded an accrual related to these amounts as it believes it is recording tariffs using the correct rates and that it is not probable that the outcome of the litigation would result in a different conclusion. It is reasonably possible that this estimate will change in the near term. An adverse outcome regarding this matter could materially adversely affect the Company's financial condition, results of operations, and cash flows.

During the Company's evaluation of this matter, the Company determined that certain other tariffs were owed that did not relate to the tariff rate in question. The Company has recorded an accrual for tariffs totaling approximately $609 and $609 on the consolidated balance sheet as of December 31, 2024 and 2023, respectively, of which $38 is included in cost of sales on the consolidated statement of operations for the year ended December 31, 2023.

Concentration

The Company may, at times, have a concentration of its customer receivables with a specific customer. On December 31, 2024, one customer accounted for approximately 98% of outstanding receivables and on December 31, 2023, three customers accounted for approximately 87% of outstanding receivables (each customer accounting for approximately 72, 9% and 6%, respectively). For the year ended December 31, 2024, three customers accounted for approximately 48% of revenues (each customer accounting for approximately 27%, 17% and 4%, respectively). For the year ended December 31, 2023, three customers accounted for approximately 35% of revenues (each customer accounting for approximately 15%, 11% and 9%, respectively).

NOTE 8 - STOCK BASED COMPENSATION

Incentive Plan

Effective as of April 1, 2011, the Company adopted the 2011 Equity Incentive Plan ("2011 Plan") administered by the Board. The 2011 Plan provides for the issuance of incentive stock options, non-statutory stock options, and restricted stock awards, for the purchase of up to a total of 15,000,000 shares of the Company's common stock to employees, directors, and consultants and replaces the previous plan. The Board or a committee of the Board has the authority to determine the amount, type, and terms of each award. The options granted under the 2011 Plan generally have a contractual term of 10 years and a vesting term of 3 years. The exercise price for options granted under the 2011 Plan must generally be at least equal to 100% of the fair value of the Company's common stock at the date of grant, as determined by the Board. As of December 31, 2024, the Company had 5,693,935 shares available for future grant under the 2011 Plan.

Stock Options

Stock option activity for the years ended December 31, 2024 and 2023 was as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Intrinsic Value
Outstanding at January 1, 2023	4,343,000	$ 0.48	7.0 years	$ 75
Granted	5,715,000	$ 0.36		
Exercised	-			
Forfeited	(256,940)	$ 0.33		
Cancelled	(310,000)	$ 0.70		
Outstanding at December 31, 2023	9,491,060	$ 0.41	5.3 years	$ 19
Exercisable as of December 31, 2023	8,882,421	$ 0.41	5.1 years	$ 19
Vested and expected to vest as of December 31, 2023	9,491,060	$ 0.41	5.3 years	$ 19
Outstanding at January 1, 2024	9,491,060	$ 0.41	5.3 years	$ 19
Granted	265,000	$ 0.09		
Exercised	-			
Forfeited	(449,995)			
Cancelled	-			
Outstanding at December 31, 2024	9,306,065	$ 0.40	4.4 years	$ -

Exercisable as of December 31, 2024	6,826,498	$ 0.42	4.5 years	$ -
Vested and expected to vest as of December 31, 2024	9,306,065	$ 0.40	4.4 years	$ -

The weighted-average grant date fair value of options granted during the years ended December 31, 2024 and 2023 was $0.09 and $0.11 per share, respectively. During the years ended December 31, 2024 and 2023, there were no options exercised by any award holders. The fair value of the 2,268,333 and 3,176,254 options that vested during the years ended December 31, 2024 and 2023 was approximately $91 and $365, respectively.

The Company estimated the fair value of stock options using the Black-Scholes option pricing model.

The fair value of the stock options was estimated using the following weighted average assumptions for the years ended December 31, 2024 and 2023:

	Year Ended December 31	
	2024	2023
Dividend yield	0%	0%
Expected volatility	55%	63%
Risk-free interest rate	4.20%	3.90%
Expected life	6.4 years	3.4 years
Common stock value	$0.09	$0.11

Dividend Rate - The expected dividend rate was assumed to be zero, as the Company had not previously paid dividends on common stock and has no current plans to do so.

Expected Volatility - The expected volatility was derived from the historical stock volatilities of several public companies within the Company's industry that the Company considers to be comparable to the business over a period equivalent to the expected term of the stock option grants.

Risk-Free Interest Rate - The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option's expected term.

Expected Term - The expected term represents the period that the Company's stock options are expected to be outstanding. The expected term of option grants that are considered to be "plain vanilla" are determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For other option grants not considered to be "plain vanilla", the Company determined the expected term to be the contractual life of the options.

Forfeiture Rate - The Company recognizes forfeitures when they occur.

Common Stock Value - The common stock value at issuance dates was estimated by management utilizing 409(a) valuations reports provided by service provides management deems to be qualified for such valuations.

The Company has recorded stock-based compensation expense for the years ended December 31, related to the issuance of stock option awards to employees and non-employees in the consolidated statement of operations as follows:

	December 31,	
	2024	2023
Cost of Revenue	$ 11	$ 15
Research and Development	9	12
Sales and Marketing	30	67
General and Administrative	363	618
	$ 413	$ 712

As of December 31, 2024, unamortized compensation expense related to unvested stock options was approximately $161, which is expected to be recognized over a weighted average period of 1.3 years.

As of December 31, 2023, unamortized compensation expense related to unvested stock options was approximately $358, which is expected to be recognized over a weighted average period of 2.0 years.

NOTE 9 - WARRANTS

The following is a summary of the Company's warrant activity for the year ended December 31, 2024 and 2023:

Fiscal Year	Outstanding January 1	Granted	Exercised	Expired	Outstanding December 31
2023	12,714,760	9,929,180	-	35,000	22,608,940
2024	22,608,940	600,000	-	2,252,760	20,956,180

During 2024, the Company issued 600,000 warrants at exercise price of $0.22 per share for a term of 7 years in exchange for extension of inventory loan payable. A total of 2,252,760 expired in the year ended December 31, 2024.

During 2023, the Company issued 9,929,180 warrants at exercise price of $0.33 per share for a term of 7 years, to various related parties. Of these, 4,900,000 warrants were issued for past services to the management, 4,000,000 were issued for current and future services, 429,180 warrants were issued in exchange of inventory loan payable of $178 and 600,000 were issued for extension of notes payable of $1,392. A total of 35,000 expired in the year ended December 31, 2023.

All the warrants issued in the year ended December 31, 2024 and 2023, were liability classified warrants which are adjusted to fair value periodically other than 4,000,000 warrants issued in 2023 to the Company's Chief Executive Officer which vest over a period of three years beginning in January 2023. The fair value associated with these awards is recognized in stock-based compensation totaling approximately $232 for the year ended December 31, 2024, with the same amount expected to be recognized in 2025. The expense of these stock-based warrants is classified in the general and administrative expenses.

The warrant liability totaled $273 and $2,202 as of December 31, 2024 and 2023, respectively. During 2024 and 2023 the fair value of warrants issued that resulted in an expense totaled $18 and $980, respectively. During 2024 and 2023 the Company recorded a $1,947 gain and $1,133 gain resulting from the change in the fair value of the warrants during each year, respectively.

NOTE 10 - INCOME TAXES

The Company had no current or deferred federal and state income tax expense or benefit for the years ended December 31, 2024 and 2023 because the Company generated net operating losses, and currently management does not believe it is more likely than not that the net operating losses will be realized.

The effective income tax rate differs from the statutory rate on an estimated annual basis primarily due to a full valuation allowance made against all deferred tax assets including net operating loss carryforwards.

The significant components of the Company's deferred tax assets and liabilities are as follows:

| | Year Ended December 31, | |
	2024	2023
Deferred Tax Assets:		
Net operating loss carryforwards	$ 3,814	$ 2,694
Accruals, Reserves & Other	1,223	1,044
Capital Loss Carryover	840	845
Stock Option Expense	171	172
Lease Liability	28	116
Gross Deferred Tax Assets	6,076	4,871
Valuation Allowance	(6,047)	(4,752)
Total deferred tax assets, net of valuation allowance	$ 29	$ 119
Deferred tax liabilities:		
Right of use assets	(29)	(119)
Total deferred tax liabilities	$ (29)	$ (119)
Total net deferred tax assets	$ -	$ -

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable as of the year ended December 31, 2024. Accordingly, the Company has maintained a full valuation allowance against its net deferred tax assets. The valuation allowance increased by $1245 and $571 for the years ended December 31, 2024 and December 31, 2023, respectively.

As of December 31, 2024, the Company had $14,553 of Federal net operating loss carryforwards. The federal net operating loss carryforwards of $7,911 generated before January 1, 2018, will begin to expire in 2031, and $1,664 will not expire but are subject to the 80% taxable income limitation. As of December 31, 2024, the Company has $10,522 of state net operating loss carryforwards, which will begin to expire in 2031.

Utilization of the net operating loss carryforwards and credits may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. Any annual limitation may result in the expiration of net operating losses and credits before utilization.

The Company follows the provisions of ASC 740-10, "Accounting for Uncertainty in Income Taxes." ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation, and disclosure in financial statements of uncertain tax positions that have been taken or are expected to be taken on a tax return.

Due to the full valuation allowance as of December 31, 2024, current adjustments to the unrecognized tax benefit will have no impact on the Company's effective income tax rate; any adjustments made after the valuation allowance is released will have an impact on the tax rate.

The Company recognizes interest and penalties associated with the liability for unrecognized tax benefits in income tax expense. As of December 31, 2024, and December 31, 2023, the Company has no unrecognized tax benefits and no interest or penalties associated with unrecognized tax benefits. The Company does not anticipate its unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company files income tax returns in the United States for federal, California, and Hawaii. The Company's tax returns for the tax years 2021 through 2024 remain open to examination by the federal and state tax authorities. In addition, the years prior to 2021 remain open to the extent of the utilization of net operating losses.

NOTE 11 - RETIREMENT PLAN

The Company has a 401(k)-retirement plan (the "Retirement Plan") for its full-time employees. Each participant in the Retirement Plan was allowed to elect to contribute a percentage of his or her annual compensation to the Retirement Plan, up to a specified maximum amount per year. The Company makes annual employer contributions to the Plan. Contributions totaled $30 and $29 for the years ended December 31, 2024 and 2023, respectively.

NOTE 12 - SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through July 29, 2025, which is the date these consolidated financial statements were available to be issued.

In February 2025, the Company decided to terminate one of its leases.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Grower's Secret is not live or open to the public at this moment.

startengine

Add to Watchlist

GET A PIECE OF GROWER'S SECRET

A "protein shake" for plants, part of the future of sustainable agriculture

Grower's Secret empowers farmers to be better stewards of their farms. Since 1998, we've manufactured organic crop inputs that replace synthetic nitrogen with sustainable alternatives. Now, you can invest in this vision of farming and own a piece of the Grower's Secret.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Grower's Secret

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$0.08 Per Share

MIN INVEST $350
VALUATION $8.98M

REASONS TO INVEST

Sustainable Agriculture for Farmers: It required 8 years of R&D to create our recently patented organic nitrogen that offers a cost-effective and environmentally safer alternative to synthetic nitrogen, designed to minimize soil damage and nutrient loss.

Strong Revenue Traction in a growing Market: Grower's Secret has demonstrated strong market traction, achieving an impressive 50% compound annual growth rate (CAGR) over the 11 years through 2022. While revenue declined in 2023 and 2024 due primarily to the unprecedented rains in California, we believe the company is poised for a strong rebound. The organic nitrogen fertilizer market is projected to grow from $3.1 billion in 2025 to $6.7 billion by 2030, with a 16.3% compound annual growth rate (CAGR)(source), driven by rising consumer and farmer demand for sustainable agricultural solutions and the acknowledgment that synthetic nitrogen has poisoned our earth.

Manufacturing to the USA: By eliminating foreign supply chains for manufacturing and shipping, we hope to reduce our carbon footprint, minimize tariff-related volatility, and deliver consistent product quality. This strategic shift will support local economies, minimize delays, and align with responsible production practices. "Made in USA" branding will also boost customer trust and sales.*

*The Company intends to establish full-scale manufacturing operations in the United States. This initiative remains in development, with pilot testing and site selection completed, but full implementation depends on securing additional funding, including proceeds from this offering, and there can be no assurance the plant will be completed as planned.

TEAM



Chaz Berman • Chief Executive Officer and Director

Chaz Berman is a seasoned serial entrepreneur and the CEO of Grower's Secret, his eighth business venture. His prior success includes helping take MyPoints (MYPT) public (eventually reaching a market cap of $2.5 billion. Chaz holds a BA from Case Western Reserve University and an MS in Marketing from San Francisco State University.

Read Less





Kirk Misaka • Chief Financial Officer

Kirk Misaka, CFO of Grower's Secret, is a former KPMG partner with over 20 years advising flagship clients and leading multi-billion-dollar M&A deals. He's also helped scale two tech startups to successful exits, including one that grew to $280M in revenue across 20 countries.

Read Less





Albert Pleus • Director

Albert Pleus is a director, advisor, and/or principal of a diverse set of businesses. He has over 30 years of experience in a variety of enterprises. Mr. Pleus started his career at Morgan Stanley, and has since focused on advisor and principal investment roles in early stage companies. He sits on a number of boards, including two non-profits. Mr. Pleus earned bachelor's and master's degrees from the Massachusetts Institute of Technology and an MBA from Stanford University.

Read Less



THE PITCH

Grower's Secret aims to accelerate the shift to sustainable agriculture by replacing synthetic nitrogen with a patented, organic alternative. Backed by over two decades of R&D and trusted distribution partnerships, we're scaling a cost-efficient supply chain that empowers farms to reduce environmental harm while increasing yield and profit. Our organic nitrogen technology supports soil

health, minimizes runoff, and advances climate-smart farming practices. Operating since 1998, Grower's Secret is committed to delivering measurable impact across environmental, social, and economic goals. It may change the agriculture industry's practices.


Grower's Secret
NITROGEN FOR ORGANIC PRODUCTION
GROWER'S SECRET NITROGEN 16-0-0

THE PROBLEM & OUR SOLUTION

Synthetic nitrogen has significantly contributed to groundwater contamination over the past century, contributing to harmful algal blooms, soil degradation, and long-term ecological damage.

Grower's Secret replaces synthetic nitrogen with a patented organic nitrogen fertilizer derived from soy beans—delivering nutrients immediately usable by plants. Unlike synthetic nitrogen, which requires plants to expend energy for plant availability, our patented organic nitrogen acts like a "protein shake," employing amino acids, the building blocks of life which promote growth without the need for chemicals. Peer-reviewed research supports the efficacy of soybean-based fertilizers in enhancing crop productivity and improving nitrogen use efficiency (source). Our product prevents leaching and volatilization, promotes microbial soil health, and integrates seamlessly with existing farming operations.

THE MARKET & OUR TRACTION

The global organic nitrogen fertilizer market is projected to grow at a 16.3% compound annual growth rate (CAGR), reaching $6.7 billion by 2030, driven by increasing demand for sustainable agriculture and the expansion of the organic food sector.

Grower's Secret has demonstrated strong market traction, achieving a 50% compound annual growth rate (CAGR) over the 11 years through 2022. While revenue declined in 2023 and 2024 due primarily to the unprecedented rains in California, we believe the company is poised for a strong rebound. Our sustained growth goals will be driven by strategic geographical expansion into the Midwest, East Coast, and Mexico, as well as the accelerating shift toward sustainable agriculture, hopefully positioning Grower's Secret to capture a significant share of the transition from synthetic nitrogen.

Our key differentiators include a manufacturing process that produces 97% less CO_2 than synthetic nitrogen, reinforcing our commitment to sustainability. It is safe for workers and non-caustic, allowing it to be applied as a foliar spray without the risk of plant burn. Additionally, it remains effective across a wide range of temperatures, from early-season cold to mid-season heat, up to 120°F. With a utility patent filed, we believe Grower's Secret is positioned as a leader in the fertilizer industry.*

The business goals presented herein are forward-looking statements subject to risks, uncertainties, and market fluctuations, and should not be construed as a guarantee of future performance.


Grower's Secret
OMRI LISTED
NITROGEN FOR ORGANIC PRODUCTION
GROWER'S SECRET NITROGEN 16-0-0
Plant-Based Water Soluble Nitrogen
16-0-0
Guaranteed Analysis
Total Nitrogen (N) 16.0%
15.9% Water Soluble Nitrogen
0.1% Water Insoluble Nitrogen
Derived from: Soy protein hydrolysate.
F1840
STORAGE: Store in the original container in a cool, dry place away from excessive moisture and heat. Reseal container after each use.
CAUTION: May be harmful if swallowed. Avoid contact with eyes, skin, open cuts and sores. KEEP OUT OF REACH OF CHILDREN AND PETS. Wash hands after use. For general clean up use warm soapy water.
NOTICE: Buyer assumes all responsibility for safety and use not in accordance with label directions.
Information regarding the contents and levels of metals in this product is available on the Internet at: https://www.aapfco.org/metals.html
Guaranteed in the USA by:
Grower's Secret, Inc.
1835 Monument Blvd, St 404
Concord, CA 94520
www.growerssecret.com
Please Recycle
En espanol
Provides a rich source of nitrogen for nitrogen loving plants. Use to help plants grow quickly, and to improve plant quality and appearance. Suitable for use in commercial agriculture and horticulture.
Grower's Secret Nitrogen 16 (GSN16) is a protein that can be applied by ground or air application to plants, through drench, drip or flood irrigation on soil to prevent or correct nitrogen deficiencies that could limit growth and yields. GSN16 is nontoxic to plants when applied as directed. For best results, apply GSN16 according to recommendations based on plant tissue or soil analysis for a given crop.
MIXING INSTRUCTIONS: Mix well in the desired amount of water. GSN16 is believed to be compatible with most fertilizers and plant nutrient products with the exception of products containing high levels of Calcium such as CAN 17. When mixing with other products it is recommended that a physical compatibility test be conducted before use. A test using small quantities in proportion to field application rates is recommended.
DIRECTIONS FOR USE:
Agricultural and Horticultural crops: Apply 2-10 pounds per acre when plants are actively growing or as needed based on your nutrient management program determined from soil and plant tissue analysis for your specific crop. This product is a commercial fertilizer and should be used as part of a comprehensive nutrient management program.
Lawn and Garden: Mix 1-2 Tablespoons per gallon of water. Apply as a foliar spray, soil drench, or through irrigation systems every 2-4 weeks or as needed. This product can be applied all year long for most plants that are actively growing.
Recommended rates are intended as a guideline only and may not be suitable for all regions, conditions, and crops. Specific application rates should be determined from crop and soil analysis.
Do not apply near water, storm drains, or drainage ditches. Do not apply if heavy rain is expected. Apply only to the intended application site. Any material that lands on an impervious surface must be swept back onto the turf.
☐ Net wt. 1 lb. (0.45 kg) ☐ Net wt. 50 lbs. (22.68 kg) ☐ Net wt. 1225 lbs. (555.65 kg) ☐ Net wt. _____ lbs. (____ kg)
NOTICE OF WARRANTY – Grower's Secret, Inc. warrants that the product conforms to its chemical description as is reasonable for the purposes stated on the label when used in accordance with directions under normal conditions of use. Crop injury, ineffectiveness or other unintended consequences may result because of such factors as weather conditions, presence of other material or manner of use or application, all of which are beyond the control of Grower's Secret, Inc. In no case shall Grower's Secret, Inc. be liable for consequential, special or indirect damages resulting from the use or handling of this product. Grower's Secret, Inc. makes no warranties of merchantability or fitness for a particular purpose nor any other express or implied warranty except as stated above.
02-14-25 v1A

WHY INVEST

Grower's Secret is on a mission to lead the replacement of synthetic nitrogen with an eco-friendly, scalable product backed by science. With a strong leadership team, established market traction, and growing demand for sustainable nitrogen, this presents an opportunity to invest in agriculture's shift toward environmentally safer solutions.

Invest in the future of sustainable agriculture, and help repair an ecological disaster.

ABOUT

HEADQUARTERS
2001 Clayton Road, Suite 200
Concord, CA 94520

WEBSITE
View Site ↗

Grower's Secret empowers farmers to be better stewards of their farms. Since 1998, we've manufactured organic crop inputs that replace synthetic nitrogen with sustainable alternatives. Now, you can invest in this vision of farming and own a piece of the Grower's Secret.

TERMS
Grower's Secret

Overview

PRICE PER SHARE
$0.08

VALUATION
$8.98M

DEADLINE ⓘ
Feb. 4, 2026 at 2:59 AM EST

FUNDING GOAL ⓘ
$20K - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$350

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
250,000

MAX NUMBER OF SHARES OFFERED
15,437,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌄

Risks ⌄

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: As you are an investor, a friend or family member, or a vendor in Grower's Secret, Inc. you are eligible for additional 10% bonus shares.

Time-Based Perks:

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares.

Early Bird 2: Invest $2,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 3: Invest $5,000+ within the first 2 weeks | 15% bonus shares.

Early Bird 4: Invest $10,000+ within the first 2 weeks | 20% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks | 25% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 10% bonus shares.

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 8% bonus shares.

Amount-Based Perks:

$1000+ | Seed Investor: Invest $1000+ for 2% bonus shares.

$2,000+ | Starts Club: Invest $2,000+ for 4% bonus shares.

$5,000+ | Cultivator's Circle: Invest $5,000+ for 6% bonus shares.

$10,000+ | Harvester's League: Invest $10,000+ for 8% bonus shares + Q&A webinar with the executive team.

$25,000+ | Green Thumb Partner: Invest $25,000+ for 10% bonus shares + Q&A webinar with the executive team.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Grower's Secret, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $0.08/ share, you will receive 1,100 shares of Common Stock , meaning you'll own 1,100 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest? ⌄

How to open a Self-Directed IRA on StartEngine? ⌄

When will I receive my shares? ⌄

What will the return on my investment be? ⌄

Can I cancel my investment? ⌄

What is the difference between Regulation Crowdfunding and Regulation A+? ⌄

More FAQs →



StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended," when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "GROWER'S SECRET, INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF JANUARY, A.D. 2023, AT 5:12 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

4962546 8100
SR# 20230075919

Authentication: 202465032
Date: 01-10-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:12 PM 01/09/2023
FILED 05:12 PM 01/09/2023
SR 20230075919 - File Number 4962546

GROWER'S SECRET, INC.

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION

Grower's Secret, Inc. (the "***Corporation***"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Grower's Secret, Inc.

2. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 31, 2011 (the "***Restated Certificate***").

3. The first subsection of Article IV of the Restated Certificate titled "Authorization of Shares" is hereby amended and restated to read in its entirety as follows:

> "The aggregate number of shares which the corporation shall have authority to issue is One Hundred Twenty Five Million (125,000,000) shares of common stock at par value of $0.001 per share."

4. The second subsection of Article IV of the Restated Certificate titled "Designation of Series of Preferred Stock" is hereby deleted and removed in its entirety.

5. This Certificate of Amendment has been duly adopted by the Corporation's Board of Directors and the requisite stockholders in accordance with Section 242 of the Delaware General Corporation Law, with the approval of the Corporation's stockholders having been given by written consent without a meeting in accordance with Sections 228 and 242 of the Delaware General Corporation Law. This Certificate of Amendment shall become effective immediately upon its filing with the Secretary of State of the State of Delaware.

[*signature page follows*]

IN WITNESS WHEREOF, Grower's Secret, Inc. has caused this Certificate of Amendment to be signed and attested by its duly appointed officer on January 6, 2023.

GROWER'S SECRET, INC.

By: <u>DocuSigned by: *Chaz Berman* _____</u>
       9C8B39952B33448

Name: Chaz Berman

Title: CEO

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF CERTIFICATE OF INCORPORATION OF "GROWER'S SECRET, INC." FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF MARCH, A.D. 2011, AT 10 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF INCORPORATION IS THE FIRST DAY OF APRIL, A.D. 2011, AT 6:01 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4962546   8100V

110367881

You may verify this certificate online
at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 8669517

DATE: 04-04-11

*State of Delaware
Secretary of State
Division of Corporations
Delivered 10:18 PM 03/31/2011
FILED 10:00 PM 03/31/2011
SRV 110367881 - 4962546 FILE*

CERTIFICATE OF INCORPORATION
of
GROWER'S SECRET, INC.,
A DELAWARE CORPORATION

ARTICLE I
NAME

The name of the corporation is GROWER'S SECRET, INC.

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the registered office of the corporation in the State of Delaware is located at 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of the registered agent of the corporation at that address is The Corporation Trust Company.

ARTICLE III
PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV
CAPITALIZATION

1.   **Authorization of Shares**. The aggregate number of shares of all classes of stock which the corporation shall have authority to issue is One Hundred Ten Million (110,000,000) shares, divided into One Hundred Million (100,000,000) shares of common stock of the par value of $.001 per share, and Ten Million (10,000,000) shares of preferred stock of the par value of $.001 per share.

2.   **Designation of Series of Preferred Stock**. The board of directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of the shares of preferred stock in one or more series, and, by filing a Certificate of Designation pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, to fix the designation, vesting powers, preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of the class) or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The number of authorized shares of preferred stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote, unless a vote of any other holders is required pursuant to a Certificate or Certificates establishing a series of preferred stock.

239974.2

Except as otherwise expressly provided in any Certificate of Designation designating any series of preferred stock pursuant to the foregoing provisions of this *Article IV*, any new series of preferred stock may be designated, fixed and determined as provided herein by the board of directors without approval of the holders of common stock or the holders of preferred stock, or any series thereof, and any such new series may have voting powers, preferences and relative, participating, optional or other rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the common stock, the preferred stock, or any future class or series of preferred stock or common stock.

ARTICLE V
DIRECTORS

The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by written ballot unless required by the bylaws of the corporation. The number of directors of the corporation shall be fixed from time to time by a bylaw or amendment thereof duly adopted by the board of directors or the stockholders.

ARTICLE VI
BYLAW AMENDMENTS

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to make, amend, repeal, alter, and rescind any or all of the bylaws of the corporation.

ARTICLE VII
AMENDMENTS TO CERTIFICATE OF INCORPORATION

The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law. All rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

ARTICLE VIII
MEETINGS

Meetings of the stockholders of the corporation may be held within or without the State of Delaware, as the bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place as may be designated from time to time by the board of directors or in the bylaws of the corporation.

239974.2

ARTICLE IX
LIMITATION OF LIABILITY

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may be hereafter amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after the filing of the Certificate of Incorporation of which this article is a part to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X
INDEMNITY

The corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. In addition, the corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such person, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that such person is not entitled to be indemnified by the corporation as authorized in this Article X.

Notwithstanding the foregoing provisions of this Article X, the corporation shall not indemnify any such person with respect to any of the following matters: (i) remuneration paid to such person if it shall be determined by a final judgment or other final adjudication that such remuneration was in violation of law; or (ii) any accounting of profits made from the purchase or sale by such person of the corporation's securities within the meaning of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any federal, state or local statutory law; or (iii) actions brought about or contributed to by the dishonesty of

-3-

such person, if a final judgment or other final adjudication adverse to such person establishes that acts of active and deliberate dishonesty were committed or attempted by such person with actual dishonest purpose and intent and were material to the adjudication; or (iv) actions based on or attributable to such person having gained any personal profit or advantage to which such person was not entitled, in the event that a final judgment or other final adjudication adverse to such person establishes that such person in fact gained such personal profit or other advantage to which such person was not entitled; or (v) actions, suits, or proceedings (or a part thereof) initiated or prosecuted by such person against the corporation, unless such action, suit, or proceeding was specifically authorized in writing by the board of directors of the corporation; or (vi) any matter in respect of which a final decision by a court with competent jurisdiction shall determine indemnification is unlawful. The rights to indemnification and to the advancement of expenses conferred in this Article X shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the bylaws of this corporation, by agreement, vote of stockholders or disinterested directors, or otherwise. Any repeal or modification of this Article X by the stockholders of the corporation shall not adversely affect any right, protection, or indemnification of a director of the corporation existing at the time of any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE XI
INCORPORATOR

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Noelani Jinbo	McCorriston Miller Mukai MacKinnon LLP Five Waterfront Plaza, Fourth Floor 500 Ala Moana Boulevard Honolulu, Hawaii 96813

The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation. The names and mailing addresses of the persons who are to serve as the initial directors until the first annual meeting of stockholders or until their successors are elected and qualified are as follows:

Name	Mailing Address
Albert Pleus	1541 S. Beretania Street, Suite 306 Honolulu, Hawaii 96826
Charles Berman	1541 S. Beretania Street, Suite 306 Honolulu, Hawaii 96826

-4-

The incorporation is effective on April 1, 2011, at 6:01 a.m., Eastern Daylight Time, which date is not more than 90 days after the filing of this Certificate of Incorporation.

The undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is her act and deed on this 31st day of March, 2011.

Noelani Jinbo, Incorporator